

April 22, 2011

Via facsimile to ((313) 393-7579) and U.S. Mail

Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street, 6th Floor
Detroit, MI 48226

> **Re:** **Caraco Pharmaceutical Laboratories, Ltd.**
> **Revised Preliminary Schedule 14A**
> **Filed April 18, 2011**
> **File No. 001-31773**
>
> **Amended Schedule 13E-3**
> **Filed April 18, 2011 by Caraco Pharmaceutical Laboratories, Ltd.,**
> **Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc.,**
> **Sun Laboratories, Inc., and Dilip S. Shanghvi**
> **File No. 005-51501**

Dear Mr. Green:

We have reviewed your filings and have the following comments.

Amended Schedule 13E-3

1. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

Revised Preliminary Proxy Statement

Special Factors

Background of the Merger, page 9

2. Please refer to the first paragraph on page 21 and our prior comment 9. Please revise to describe the events that took place subsequent to the proposal to include a "majority of unaffiliated security holders" was made to the Sun entities.

Position of Caraco's Independent Committee as to the Fairness of the Merger, page 22

3.   We note your response to prior comment 14 and we reissue it. Please explain how any filing person relying on the William Blair opinion in order to meet its disclosure requirements under Item 1014 of Regulation M-A could do so in light of the inclusion of all of the unaffiliated security holders along with affiliated security holders in the security holder universe addressed by the financial advisor's opinion.

Opinion of the Independent Committee's Financial Advisor, page 32

4.   We note your response to prior comment 20. Revise your disclosure further to explain why William Blair only provided some of the names of the transaction participants in the transactions included in the Premiums Paid analysis to the independent committee and, in an appropriate section of the proxy statement, how the committee became comfortable with receiving limited information underlying one of the analysis that supported the financial advisor's opinion, which supported its own fairness determination.

5.   We reissue prior comment 7. Please revise your disclosure relating to the January 7 and 14, 2011 discussion materials to include "the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations." See Item 1015(b)(6) of Regulation M-A.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions